NOTE: THIS DOCUMENT HAS BEEN TRANSLATED FROM THE JAPANESE ORIGINAL FOR REFERENCE PURPOSES ONLY. IN THE EVENT OF ANY DISCREPANCY BETWEEN THIS TRANSLATED DOCUMENT AND THE JAPANESE ORIGINAL, THE ORIGINAL SHALL PREVAIL.

Filed by Daishi Hokuetsu Financial Group, Inc.

Pursuant to Rule 425 under the U.S. Securities Act of 1933

Subject Company: The Gunma Bank, Ltd. (File Number: 132-02874)

November 13, 2026

To whom it may concern:

Company:	The Gunma Bank, Ltd.
Representative:	Akihiko Fukai, President and Representative Director
(Code number: 8334, TSE Prime)
Company:	Daishi Hokuetsu Financial Group, Inc.
Representative:	Michiro Ueguri, President and Representative Director
(Code number: 7327, TSE Prime)

Notice Concerning Tentative Appointment of Directors and Change in Representative Directors of the Holding Company upon Business Integration

The Gunma Bank, Ltd. (Akihiko Fukai, President and Representative Director; “Gunma Bank”) and Daishi Hokuetsu Financial Group, Inc. (Michiro Ueguri, President and Representative Director; “Daishi Hokuetsu Financial Group”; and Gunma Bank and Daishi Hokuetsu Financial Group, collectively, the “Two Companies”) will carry out a business integration through share exchange with an effective date of the share exchange of April 1, 2027 (scheduled) (“Business Integration”), as stated in the Announcement of Definitive Agreement on Business Integration through Share Exchange between The Gunma Bank, Ltd. and Daishi Hokuetsu Financial Group, Inc., announced on March 26, 2026.

Daishi Hokuetsu Financial Group (scheduled to be renamed to Gunma Niigata Financial Group, Inc., “Gunma Niigata Financial Group”) hereby announces that at the meeting of the board of directors held today, it resolved to appoint the Directors of Gunma Niigata Financial Group (“Tentative Appointment”) as described below, along with the change in Representative Directors.

Description

1.	Structure of Directors on and after April 1, 2027 (scheduled)
(including prospective candidates to be elected at the extraordinary shareholders meeting of Daishi Hokuetsu Financial Group)

Name	Position	Current Position at each of the Two Companies*
Michiro Ueguri	Chairman and Representative Director	President and Representative Director, Daishi Hokuetsu Financial Group President and Representative Director, Daishi Hokuetsu Bank
Akihiko Fukai	President and Representative Director (Group CEO)	President and Representative Director, Gunma Bank
Akihiro Goto	Director	Deputy President and Representative Director, Gunma Bank
Ken Shibata	Director	Representative Managing Director, Daishi Hokuetsu Financial Group Deputy President and Representative Director, Daishi Hokuetsu Bank
Takeo Uchibori	Director	Deputy President and Representative Director, Gunma Bank
Toshiyuki Maki	Director	Director, Daishi Hokuetsu Financial Group Deputy President and Representative Director, Daishi Hokuetsu Bank
Kazuhito Osugi	Outside Director	Outside Director, Gunma Bank
Mari Kano	Outside Director	Outside Director, Gunma Bank
Yozo Tachibana	Outside Director	-
Takuji Kanai	Outside Director (Audit and Supervisory Committee Member)	Outside Director, Gunma Bank
Kuniko Nishikawa	Outside Director (Audit and Supervisory Committee Member)	Outside Director, Gunma Bank
Yuki Isogai	Outside Director (Audit and Supervisory Committee Member)	-
Masumi Sai	Outside Director (Audit and Supervisory Committee Member)	-
(Note)	Titles of the subsidiary banks are provided for reference.
(Note*)	Details of each director are provided in “3. Biographies of the Directors.”

The Tentative Appointment is subject to (a) approval of the share exchange agreement regarding the share exchange between the Two Companies (“Share Exchange”) being obtained from the extraordinary shareholders meetings of each of the Two Companies, scheduled for December 23, 2026, and (b) the Share Exchange becoming effective, which is subject to the necessary approvals and permits being obtained from relevant authorities, and the accompanying Business Integration being executed.

2.	Change in Representative Director as of April 1, 2027 (scheduled)

(1)	Name and Title of Representative Directors Subject to Change*

Name		New Title			Current Title
Michiro Ueguri		Gunma Niigata Financial Group Chairman and Representative Director			Daishi Hokuetsu Financial Group President and Representative Director
Akihiko Fukai		Gunma Niigata Financial Group President and Representative Director (Group CEO)		[	- Gunma Bank President and Representative Director	]
Makoto Takahashi	[	- Daishi Hokuetsu Bank Chairman and Representative Director	]		Daishi Hokuetsu Financial Group Representative Senior Managing Director
Ken Shibata		Gunma Niigata Financial Group Director			Daishi Hokuetsu Financial Group Representative Managing Director

(2)	Reason for the Change

The above change in representative directors is in accordance with the Business Integration and based on the assumption that, in addition to the execution of the Business Integration, Michiro Ueguri and Akihiko Fukai will be elected as the representative directors of Gunma Niigata Financial Group at the meeting of its board of directors to be held on April 1, 2027, the effective date of the Share Exchange.

3.	Biographies of the Directors

Name (Date of birth)	Brief career summary, positions and responsibilities		Number of shares of Daishi Hokuetsu Financial Group held (Number of shares of Gunma Bank)
Michiro Ueguri (December 24, 1962)	April 1986	Joined Daishi Bank	270,344* (0) (Note*) The number of shares of Daishi Hokuetsu Financial Group held includes the 231,144 shares to be delivered as the Board Incentive Plan
	April 2008	General Manager, Kashiwazaki Minami Branch
	June 2009	Senior Deputy General Manager, Corporate Planning Department
	June 2012	General Manager, Corporate Planning Department
	June 2015	General Manager, Tokyo Branch, and Chief Representative, Tokyo Representative Office
	June 2016	Executive Officer, General Manager, Tokyo Branch, and Chief Representative, Tokyo Representative Office
	April 2017	Executive Officer and General Manager, Group Strategy Planning Department
	June 2017	Director, Executive Officer and General Manager, Group Strategy Planning Department
	June 2018	Managing Director
	October 2018	Director, Daishi Hokuetsu Financial Group
	June 2020	Managing Director and General Manager, Operation Headquarters, Daishi Bank
	January 2021	Managing Director, Daishi Hokuetsu Bank
	April 2021	President and Representative Director, Daishi Hokuetsu Financial Group, President and Representative Director, Daishi Hokuetsu Bank (current position)

Name (Date of birth)	Brief career summary, positions and responsibilities		Number of shares of Daishi Hokuetsu Financial Group held (Number of shares of Gunma Bank)
Akihiko Fukai (November 3, 1960)	April 1984	Joined Gunma Bank	0 (321,213)
	June 2003	General Manager, Osaka Branch
	June 2005	General Manager, Kiryu Branch
	June 2007	General Manager, Ota Branch
	June 2009	General Manager, Risk Management Department
	June 2011	General Manager, Corporate Planning Department
	June 2013	Director and General Manager, Corporate Planning Department
	June 2014	Managing Director and General Manager, Business Planning & Administration Department
	June 2015	Managing Director
	June 2017	Senior Managing Director
	June 2019	President and Representative Director (current position)
Akihiro Goto (July 20, 1962)	April 1986	Joined Gunma Bank	0 (99,024)
	October 2005	General Manager, Kasakake Branch
	August 2008	Deputy General Manager, Personnel Department
	October 2010	Senior Deputy General Manager, Personnel Department
	June 2012	Senior Deputy General Manager, Corporate Planning Department
	June 2014	General Manager, Isesaki Branch
	June 2016	General Manager, Inspection & Audit Department
	June 2017	Executive Officer and General Manager, Inspection & Audit Department
	June 2018	Executive Officer and General Manager, Personnel Department
	June 2019	Managing Executive Officer and General Manager, Personnel Department
	June 2022	Managing Director
	June 2024	Senior Managing Director
	June 2026	Deputy President and Representative Director (current position)

Name (Date of birth)	Brief career summary, positions and responsibilities		Number of shares of Daishi Hokuetsu Financial Group held (Number of shares of Gunma Bank)
Ken Shibata (January 19, 1967)	April 1989	Joined Daishi Bank	190,716* (0) (Note*) The number of shares of Daishi Hokuetsu Financial Group held includes the 160,716 shares to be delivered as the Board Incentive Plan
	February 2011	General Manager, Tsubame Minami Branch
	June 2012	Senior Deputy General Manager, Corporate Planning Department
	June 2015	General Manager, Corporate Planning Department
	June 2018	Director and Executive Officer, General Manager, Corporate Planning Department
	October 2018	General Manager, Corporate Planning Department, Daishi Hokuetsu Financial Group
	June 2020	Director and General Manager, Corporate Planning Department, Daishi Hokuetsu Financial Group, Managing Director and General Manager, Planning Coordination Department, Daishi Bank
	January 2021	Director, Daishi Hokuetsu Financial Group Managing Director, Daishi Hokuetsu Bank
	June 2023	Senior Managing Director and Representative Director, Daishi Hokuetsu Bank
	June 2024	Representative Managing Director, Daishi Hokuetsu Financial Group (current position)
	June 2026	Deputy President and Representative Director, Daishi Hokuetsu Bank (current position)
Takeo Uchibori (September 29, 1963)	April 1987	Joined Gunma Bank	0 (88,368)
	August 2009	Deputy General Manager, Corporate Planning Department
	June 2011	General Manager, Takasaki Higashi Branch
	July 2013	General Manager, Sales Strategy Office, Business Planning & Administration Department
	June 2014	Senior Deputy General Manager, Corporate Planning Department
	June 2016	General Manager, Ota Branch
	June 2018	Executive Officer and General Manager, Credit Department
	June 2019	Managing Executive Officer and General Manager, Corporate Planning Department
	December 2020	Managing Executive Officer and General Manager, Corporate Planning Department, and Representative Director, Gunma Regional Advanced Solution Partners, Inc.
	April 2021	Managing Executive Officer and General Manager, Corporate Planning Department
	June 2022	Managing Director
	April 2024	Managing Director and in charge of Digital Innovation Department
	June 2024	Senior Managing Director
	June 2026	Deputy President and Representative Director (current position)

Name (Date of birth)	Brief career summary, positions and responsibilities		Number of shares of Daishi Hokuetsu Financial Group held (Number of shares of Gunma Bank)
Toshiyuki Maki (December 19, 1966)	April 1990	Joined Daishi Bank	163,520* (0) (Note*) The number of shares of Daishi Hokuetsu Financial Group held includes the 151,020 shares to be delivered as the Board Incentive Plan
	April 2013	Senior Deputy General Manager, Corporate Business Support Department
	June 2014	Senior Deputy General Manager, Credit Department
	June 2015	General Manager, Kameda Branch
	June 2017	General Manager, Sanjo Branch and General Manager, Sanjo Higashi Branch
	June 2018	Executive Officer and General Manager, Consulting Promotion Department
	October 2018	General Manager, Business Planning Department, Daishi Hokuetsu Financial Group
	June 2019	Director, Executive Officer, and General Manager, Consulting Promotion Department, Daishi Bank Director, Executive Officer, and General Manager, Sales Headquarters
	June 2020	Managing Director and General Manager, Sales and Regional Revitalization Headquarters
	January 2021	Senior Managing Executive Officer and General Manager, Sales Headquarters and Regional Revitalization Department, Daishi Hokuetsu Bank
	April 2021	General Manager, Regional Revitalization Headquarters, Daishi Hokuetsu Financial Group
	June 2021	Director and General Manager, Regional Revitalization Business Headquarters and General Manager, Regional Revitalization Department Managing Director and General Manager, Sales Headquarters, Daishi Hokuetsu Bank
	June 2023	Director and General Manager, Regional Revitalization Business Headquarters, Daishi Hokuetsu Financial Group
	June 2024	Senior Managing Director and Representative Director, and General Manager, Sales Headquarters, Daishi Hokuetsu Bank
	July 2024	Senior Managing Director, Representative Director and General Manager, Sales Headquarters and Tokyo Business Headquarters
June 2025

Director and General Manager, Regional Revitalization Strategy Headquarters, Daishi Hokuetsu Financial Group

(current position)

Senior Managing Director, Representative Director and General Manager, Regional Revitalization Business Headquarters, Sales Headquarters, Tokyo Business Headquarters, Daishi Hokuetsu Bank, Senior Managing Director,

	February 2026	Representative Director and General Manager, Regional Revitalization Business Headquarters, Daishi Hokuetsu Bank
	June 2026	Deputy President and Representative Director, Daishi Hokuetsu Bank (current position)

Name (Date of birth)	Brief career summary, positions and responsibilities		Number of shares of Daishi Hokuetsu Financial Group held (Number of shares of Gunma Bank)
Kazuhito Osugi (July 31, 1953)	April 1977	Joined the Bank of Japan	0 (1,100)
	November 1986	Economist, Bank for International Settlements (BIS)
	June 1999	General Manager, Matsumoto Branch, Bank of Japan
	May 2001	Assistant General Manager, Osaka Branch
	May 2003	RM Controlling Senior Director, Industrial Revitalization Corporation of Japan
	July 2005	Deputy Director-General of Financial System and Bank Examination Department and Head of Center for Advanced Financial Technology, Bank of Japan
	May 2006	Internal Auditor and Director-General of Internal Auditors’ Office, Bank of Japan
	April 2007	Director-General of Secretariat of the Policy Board, Bank of Japan
	April 2009	Visiting Professor, Ochanomizu University
	September 2011	Auditor, Bank of Japan
	October 2015	Advisor of Security Transportation Business Division, NIPPON EXPRESS CO., LTD.
	June 2016	Independent Outside Director of the Board, Nissha Printing Co., Ltd. (currently Nissha Co., Ltd.) (current position)
	August 2018	Outside Director, Frontier Management Inc.
	June 2021	Outside Director, Gunma Bank (current position)
	March 2024	Outside Director (Audit and Supervisory Committee Member), Frontier Management Inc.
Mari Kano (May 27, 1960)	April 1984	Joined The Mitsubishi Bank, Ltd. (currently MUFG Bank, Ltd.)	0 (0)
	September 2012	General Manager, Milan Branch, The Bank of Tokyo-Mitsubishi UFJ, Ltd. (currently MUFG Bank, Ltd.)
	October 2014	General Manager, Sales Planning Department, Sales Headquarters, Mitsubishi UFJ NICOS Co., Ltd.
	February 2017	Member of the Board of Directors, United Way Romania
	April 2019	Director, Center for International Exchange, Showa Women’s University
	October 2019	Distinguished Professor, Center for General Education (currently Center for Liberal Arts Education, Showa Women’s University)
	June 2020	Outside Director, Okamura Corporation
	June 2021	Outside Director, Tokyo Rope Mfg. Co., Ltd. (current position)
	April 2022	Outside Director, Tokio Marine Asset Management Co., Ltd. (current position)
	June 2023	Councilor, Japan Textile Products Quality and Technology Center (current position)
	June 2026	Outside Director, Gunma Bank (current position)

Name (Date of birth)	Brief career summary, positions and responsibilities		Number of shares of Daishi Hokuetsu Financial Group held (Number of shares of Gunma Bank)
Yozo Tachibana (January 10, 1971)	April 1993	Joined Salomon Brothers Securities (currently Citigroup Global Markets Japan Inc.)	700 (0)
	August 1998	Joined Goldman Sachs Japan Co., Ltd.
	February 2010	Joined Merrill Lynch Japan Securities Co., Ltd. (currently BofA Securities Japan Co., Ltd.)
	July 2011	Executive Officer (Managing Executive Officer)
	August 2012	President and Representative Director, Rakuten Baseball, Inc. (Tohoku Rakuten Golden Eagles)
	March 2015	Vice Chairman and Representative Director, Crimson Football Club, Inc. (operator of Vissel Kobe)
	October 2017	President and Representative Director, Rakuten Vissel Kobe, Inc.
	April 2022	President and Representative Director, PROSPER Co., Ltd. (current position)
	April 2022	President and Representative Director, Shiogamakou Co., Ltd. (current position)
	September 2025	Director, Japan Professional Basketball League (B.LEAGUE) (current position)
Takuji Kanai (March 5, 1959)	April 1981	Joined Asahi Accounting Company (currently KPMG AZSA LLC)	0 (900)
	March 1984	Registered as Certified Public Accountant
	August 1996	Employee, KPMG AZSA LLC
	August 2001	Representative Partner
	June 2008	Board Member
	September 2009	Chair, Upper Review Board
	July 2011	Head, Division 4, Tokyo Office
	July 2015	Executive Board Member Head of Audit & Assurance, KPMG Japan
	April 2016	Head of Audit & Assurance, KPMG Asia Pacific
	June 2019	Deputy Chairman, KPMG AZSA LLC
	June 2024	Outside Director, Eisai Co., Ltd. (current position)
	June 2024	Outside Director, Gunma Bank (current position)

Name (Date of birth)	Brief career summary, positions and responsibilities		Number of shares of Daishi Hokuetsu Financial Group held (Number of shares of Gunma Bank)
Kuniko Nishikawa (July 9, 1962)	April 1986	Joined Citibank, N.A.	0 (6,900)
	February 1996	Joined A.T. Kearney
	September 2000	President and Representative Director, SUPERNURSE Co., Ltd.
	August 2010	President and Representative Director, FIRSTSTAR Healthcare Co., Ltd. (current position)
	April 2013	Outside Director, Regional Economy Vitalization Corporation of Japan
	June 2013	President and Representative Director, Benesse MCM Corp.
	June 2015	Outside Director, OMRON Corporation
	May 2017	President and Representative Director, FRONTEO Healthcare, Inc.
	June 2018	Outside Audit & Supervisory Board Member, AIG Japan Holdings KK
	June 2020	Outside Director, Gunma Bank (current position)
	June 2020	Outside Director, Solasto Corporation
	June 2020	Outside Director, AIG Japan Holdings KK
	April 2022	Outside Director, Panasonic Corporation
	February 2024	Outside Director, Kewpie Corporation (current position)
	October 2026	Representative Director, Carecause Co., Ltd. (current position)
Yuki Isogai (August 13, 1975)	September 2002	Joined Kintetsu International Express	0 (0)
	February 2005	Joined International Development Center of Japan (IDCJ)
	October 2006	Economic Cooperation Coordinator, Japanese Embassy in Ethiopia
	November 2008	Private Sector Development Specialist, World Bank
	March 2011	Joined Arata Audit Corporation
	July 2018	Partner, PwC Arata LLC
	July 2020	Technical Lead Partner, Sustainability Center of Excellence
	July 2022	Lead Partner, Sustainability Center of Excellence
	August 2024	Chief Sustainability Officer (CSO), Japan Activation Capital, Inc.
	October 2025	Representative Member and Executive Member, Earth Nest LLC (current position)
	March 2026	Outside Director, Coca-Cola Bottlers Japan Holdings Inc. (current position)
Outside Director, Toyota Tsusho Corporation (current position)

Name (Date of birth)	Brief career summary, positions and responsibilities		Number of shares of Daishi Hokuetsu Financial Group held (Number of shares of Gunma Bank)
Masumi Sai (January 17, 1983)	April 2008	Joined Financial and Securities Research Institute of Daiwa Securities SMBC Co., Ltd. (currently Daiwa Securities Co. Ltd.)	0 (0)
	May 2013	Commentator, Economic Commentary Committee, Nikkei CNBC
	March 2016	Representative Director, Good News and Companies, Inc. (current position)
	April 2016	Outside Director, Avon Products Co., Ltd.
	June 2019	Outside Director, C’BON COSMETICS Co., Ltd.
	June 2021	Outside Director, Kaonavi, inc.
	May 2024	Outside Director, Rise Consulting Group, Inc. (current position)
	October 2024	Outside Director, i-mobile Co., Ltd. (current position)
	October 2025	Researcher, Kyoto University (current position)

-End-

[Inquiries regarding this matter]

The Gunma Bank, Ltd., Corporate Planning Dept., Otani, TEL +81-27-252-1111

Daishi Hokuetsu Financial Group, Inc.,  Corporate Planning Dept., Mishima, TEL +81-25-224-7111

[U.S. Securities Act]

Daishi Hokuetsu Financial Group intends to file a Form F-4 registration statement with the SEC if the Business Integration is conducted. If a Form F-4 is filed, the Form F-4 will contain a prospectus and other documents. If the Form F-4 is filed and declared effective, the prospectus filed as part of the Form F-4 will be mailed to the U.S. shareholders of Gunma Bank prior to the date of the shareholders meeting at which a vote on the approval of the Business Integration is expected to take place. If a Form F-4 is filed, the Form F-4 and prospectus to be filed will contain important information, including information about the Two Companies, the Business Integration, and other related information. U.S. shareholders to whom the prospectus will be distributed are urged to carefully read the Form F-4, the prospectus, and other documents expected to be filed with the SEC in connection with the Business Integration before exercising their voting rights at the shareholders meeting with respect to the Business Integration. All documents filed with the SEC in connection with the Business Integration will be made publicly available on the SEC’s website (www.sec.gov) free of charge after filing. In addition, such materials will be provided free of charge upon request. Requests for delivery can be made at the contact information below.

Company name:	Daishi Hokuetsu Financial Group, Inc.
Address:	1071-1 Higashiborimae-dori 7-bancho, Chuo-ku, Niigata-shi, Niigata
Telephone:	+81-25-224-7111

Cautionary Notice Regarding Forward-Looking Statements

This document contains forward-looking statements regarding the Business Integration between Gunma Bank and Daishi Hokuetsu Financial Group described above and the results thereof. These forward-looking statements are presented in the form of expressions such as “expect,” “aim,” “will,” “risk,” “possibility,” or similar expressions, or as explanations relating to strategies, objectives, plans, intentions, and the like. Due to the influence of a variety of factors, the actual results of the Two Companies may differ materially from the forward-looking statements set forth in this document.

The Two Companies are under no obligation to update and publicly announce the forward-looking statements after the date of this document. Investors are encouraged to refer to the disclosures made by the Two Companies (or the integrated group after the integration) in future announcements in Japan and filings with the SEC.

Examples of the above-mentioned risks, uncertainties and other factors include, but are not limited to, the following.

-	Failure to obtain shareholder approval required for the Business Integration

-	Failure to obtain the authorizations or approvals required for the Business Integration or failure to satisfy other conditions to completion of the Business Integration

-	Impact of changes in legal and regulatory requirements, accounting standards, or the business environment applicable to the Two Companies

-	Challenges in executing the business strategies of the Two Companies

-	Impact of changes in general economic or industry conditions, including instability in financial markets

-	Other risks relating to the execution of the Business Integration